UAN Cultural & Creative Co., Ltd.

102 North Avenue

Mt. Clemens, Michigan 48043

Telephone: (586) 530– 5605

January 14, 2014

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	William H. Thompson Accounting Branch Chief
Re:	UAN Cultural & Creative Co., Ltd. ( “we”, “us”, “our”, the “Company”) Form 10-K for Fiscal Year Ended December 31, 2012 File No. 0-51693 Filed May 16, 2013

Dear :

Further to the filing of an annual report on Form 10-K filed by the Company on May 16, 2013, we write in response to your letter to the Company dated December 5, 2013 regarding the above referenced Form 10-K. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

General

1.	We note your statement on page five that your company “became a development stage company to serve as a vehicle to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business”. It appears your business is commensurate in scope with the uncertainty ordinarily associated with a blank check company. Please revise your disclosure to indicate that you are a blank check company and discuss the effect of your status as a blank check company on the company. In particular, discuss the requirement that you comply with Rule 419 of the Securities Act. In addition, discuss the effect of compliance with state statues, rules and regulations limiting the sale of blank check companies.

Response: We have revised the annual report as requested in the Form 10-K/A filled concurrently with this correspondence.

2.	Please revise to reconcile your disclosure on page 7 that you “have discontinued our business operations as at December 1, 2012” with your disclosure throughout your Form 10-K indicating you still have business operations. The following statements are cited as examples only:
•	“we hope to fund continuing operations and grow our business with the income we generate from operations.” (pages 5 and 7)
•	“If we do not make a profit, we may have to suspend or cease operations.” (page 7)
•	“Our common stock is illiquid and subject to price volatility unrelated to our operations.” (page 11)

Response: We have revised the annual report as requested in the Form 10-K/A filled concurrently with this correspondence.

Item 1A. Risk Factors, page 6

3.	Please revise to provide risk factor disclosure regarding your auditor’s issuance of a going concern opinion.

Response: We have amended the annual report to provide the requested disclosure.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

4.	Please revise to discuss the sources of funds needed to cover costs and expenses for the next 12 months

Response: We have amended the annual report to provide the requested disclosure.

Liquidity and Capital Resources, page 15

Cash Flows, page 15

5.	Please revise your disclosure to describe your rate of negative cash flow per month.

Response: We have amended the annual report to provide the requested disclosure.

Item 11. Executive Compensation, page 43

Summary Compensation Table, page 43

6.	We note your disclosure on page 44 that Mr. Yang’s salary is approximately $1,200 and Ms. Lin’s salary ranges from approximately $1,200 to $1,500 per month. Please revise your summary compensation table to reflect and explain this compensation, or advise otherwise. For example, please provide footnote disclosure regarding compensation included in the “All Other Compensation” column. In addition, please file as exhibits the employment agreements of Mr. Yang and Ms. Lin.

Response: We advise that the disclosure in question was incorrect and that neither Mr. Yang nor Ms. Lin received or accrued any compensation during the applicable periods there was no agreement with the Company regarding their compensation for the period. We have amended our disclosure accordingly.

Signatures, page 51

7.	We note that the report is not signed by Mr. Chung Hua Yang in his capacities as Chief Financial Officer and Principal Accounting Officer. Please file an amendment that includes the appropriate signatures in the second signature section. Please refer to General Instruction D to Form 10-K.

Response: We have included Mr. Chung’s signature as requested.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

UAN CULTURAL & CREATIVE CO., LTD.

Per:      /s/Parashar Patel

Parashar Patel

Chief Executive Officer